May 15, 2007

Mail Stop 4561

Paul Demirdjian
Chief Executive Officer
Jagged Peak, Inc.
13577 Feather Sound Dr., Suite 330
Clearwater, FL 33762

RE: Jagged Peak, Inc.
      Registration Statement on Form SB-2
      Filed April 13, 2007
      File number 333-142099

      Annual Report on Form 10-KSB
      As Amended on March 27, 2007
      File number 0-31735

Dear Mr. Demirdjian:

      We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. The 3,381,600 shares you propose to register for resale is almost 25% of the currently outstanding shares and appears to be much larger than the total number of shares held by non-affiliated holders. In your response letter, explain the basis on which you conclude that the sales by the selling stockholders do not involve a primary offering by the issuer. In particular, why do you believe that the offering is not "by or on behalf of the

registrant", as that phase is used in sub-paragraphs (a)(1)(i) and (a)(4) of Rule 415.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

    the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

    the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

    if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note

and determine the conversion price per share as of that date;

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

the market price per share of the underlying securities on the date of the sale of that other security;

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible note transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other

warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to ["Comment Four" and "Comment Five"].

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to "Comment Three"] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to "Comment Four"] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

the date of the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered

into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Selling Securityholders, page 11

12. Please advise us whether any of the selling shareholders are registered broker-dealers or are affiliated with registered broker-dealers. We note that there is a Stonegate Partners LLC that is a registered broker-dealer. We may have further comments.

13. For each selling shareholder entity such as Laurus Master Fund, Ltd., Stonegate Partners, or JP Funding Inc. that is not a natural person, please identify the natural

persons who exercise voting and/or dispositive power over the securities. See CF
Telephone Interpretation I. 60, Interpretation 4S of the Regulation S-K portion of the
March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

Plan of Distribution, page 14

14. We note that the selling shareholders may engage in short sales of your common stock.
    Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

Description of Business, page 20

15. Please advise the current status of the customers whose logos are included on page 21.
    Clarify whether they are current customers or past customers of Jagged Edge. Please
    supplementally provide us with the amount of revenues received from each of these
    customers. Finally, please advise whether these customers are aware of your use of their
    corporate logos in the prospectus.

Undertakings, page II-4

16. You include the undertakings specified in Item 512(a)(6) of Regulation S-B which refers
    to primary offerings of securities by an issuer. Please tell us why this undertaking applies
    to the offering you propose, or eliminate numbered paragraph on page II-4 of your filing.

Legal Opinion

17. Please file an updated opinion of counsel in a pre-effective amendment to be submitted
    near the desired effective time.

Signatures

18. Please have the amendment signed individually by the Principal Accounting Officer as
    well as the Chief Executive Officer and the Chief Financial Officer. Please see
    Instruction 1 to Signatures in Form SB-2 in this regard.

Form 10-KSB/A
Item 8A. Controls and Procedures

19. Please confirm, if true, that there were no material changes to your financial controls or
    procedures in the year ended December 31, 2006.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above

registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551- 3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Gregory C. Yadley
        Shumaker, Loop & Kendrick, L.L.P.
        Bank of America Plaza, Suite 2800
        101 East Kennedy Boulevard
        Tampa, FL 33672
        Facsimile number: (813) 229-1660